Exhibit 3.1

Amendment to the Amended and Restated Bylaws of P. H. Glatfelter Company

Section 2.1 NUMBER AND TERM. The Board of Directors shall consist of nine persons, provided that effective immediately after the 2011 Annual Meeting of Shareholders the Board of Directors shall consist of eight persons. The Board of Directors shall be comprised of one class each serving a term of one year; provided that this By-Law shall not affect the unexpired terms of directors elected prior to the 2009 Annual Meeting of Shareholders of the Company.